CUSIP No. 29101U100	13D	Page 1 of 12

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 2)

Emerald Oil, Inc.

(Name of Issuer)

Common Stock, par value $0.001 per share

(Title of Class of Securities)

29101U100

(CUSIP Number)

White Deer Energy L.P.

667 Madison Avenue, 4th Floor

New York, New York 10065

Attention: Thomas J. Edelman

212-371-1117

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

October 17, 2013

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

(Page 1 of 12 Pages)

CUSIP No. 29101U100	13D	Page 2 of 12

1	Name of Reporting Person WDE Emerald Holdings LLC
2	Check the appropriate box if a member of a group (a) : ☒ (b) : ☐
3	SEC use only
4	Source of Funds OO
5	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 12,558,925*
	8	Shared Voting Power
	9	Sole Dispositive Power 12,558,925*
	10	Shared Dispositive Power
11	Aggregate Amount Beneficially Owned by each Reporting Person 12,558,925*
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13	Percent of Class Represented by Amount in Row (11) 19.23%*
14	Type of Reporting Person PN (Limited Liability Company)

*	The number of shares and percentage of Common Stock of the Issuer reported as beneficially owned in this Schedule 13D includes shares of Common Stock issuable upon the exercise of warrants and reflected on an as exercised basis. See Item 1.

(Page 2 of 12 Pages)

CUSIP No. 29101U100	13D	Page 3 of 12

1	Name of Reporting Person White Deer Energy FI L.P.
2	Check the appropriate box if a member of a group (a) : ☒ (b) : ☐
3	SEC use only
4	Source of Funds OO
5	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization Cayman Islands
Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 434,160*
	8	Shared Voting Power
	9	Sole Dispositive Power 434,160*
	10	Shared Dispositive Power
11	Aggregate Amount Beneficially Owned by each Reporting Person 434,160*
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13	Percent of Class Represented by Amount in Row (11) 0.67%*
14	Type of Reporting Person PN (Limited Partnership)

*	The number of shares and percentage of Common Stock of the Issuer reported as beneficially owned in this Schedule 13D includes shares of Common Stock issuable upon the exercise of warrants and reflected on an as exercised basis. See Item 1.

(Page 3 of 12 Pages)

CUSIP No. 29101U100	13D	Page 4 of 12

1	Name of Reporting Person White Deer Energy L.P.
2	Check the appropriate box if a member of a group (a) : ☒ (b) : ☐
3	SEC use only
4	Source of Funds OO
5	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization Cayman Islands
Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 12,155,567*
	8	Shared Voting Power
	9	Sole Dispositive Power 12,155,567*
	10	Shared Dispositive Power
11	Aggregate Amount Beneficially Owned by each Reporting Person 12,155,567*
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13	Percent of Class Represented by Amount in Row (11) 18.62%*
14	Type of Reporting Person PN (Limited Partnership)

*	The number of shares and percentage of Common Stock of the Issuer reported as beneficially owned in this Schedule 13D includes shares of Common Stock issuable upon the exercise of warrants and reflected on an as exercised basis. See Item 1.

(Page 4 of 12 Pages)

CUSIP No. 29101U100	13D	Page 5 of 12

1	Name of Reporting Person White Deer Energy TE L.P.
2	Check the appropriate box if a member of a group (a) : ☒ (b) : ☐
3	SEC use only
4	Source of Funds OO
5	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization Cayman Islands
Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 403,358*
	8	Shared Voting Power
	9	Sole Dispositive Power 403,358*
	10	Shared Dispositive Power
11	Aggregate Amount Beneficially Owned by each Reporting Person 403,358*
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13	Percent of Class Represented by Amount in Row (11) 0.62%*
14	Type of Reporting Person PN (Limited Partnership)

*	The number of shares and percentage of Common Stock of the Issuer reported as beneficially owned in this Schedule 13D includes shares of Common Stock issuable upon the exercise of warrants and reflected on an as exercised basis. See Item 1.

(Page 5 of 12 Pages)

CUSIP No. 29101U100	13D	Page 6 of 12

1	Name of Reporting Person Edelman & Guill Energy L.P.
2	Check the appropriate box if a member of a group (a) : ☒ (b) : ☐
3	SEC use only
4	Source of Funds OO
5	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization Cayman Islands
Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 12,993,085*
	8	Shared Voting Power
	9	Sole Dispositive Power 12,993,085*
	10	Shared Dispositive Power
11	Aggregate Amount Beneficially Owned by each Reporting Person 12,993,085*
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13	Percent of Class Represented by Amount in Row (11) 19.9%*
14	Type of Reporting Person PN (Limited Partnership)

*	The number of shares and percentage of Common Stock of the Issuer reported as beneficially owned in this Schedule 13D includes shares of Common Stock issuable upon the exercise of warrants and reflected on an as exercised basis. See Item 1.

(Page 6 of 12 Pages)

CUSIP No. 29101U100	13D	Page 7 of 12

1	Name of Reporting Person Edelman & Guill Energy Ltd.
2	Check the appropriate box if a member of a group (a) : ☒ (b) : ☐
3	SEC use only
4	Source of Funds OO
5	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization Cayman Islands
Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 12,993,085*
	8	Shared Voting Power
	9	Sole Dispositive Power 12,993,085*
	10	Shared Dispositive Power
11	Aggregate Amount Beneficially Owned by each Reporting Person 12,993,085*
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13	Percent of Class Represented by Amount in Row (11) 19.9%*
14	Type of Reporting Person CO

*	The number of shares and percentage of Common Stock of the Issuer reported as beneficially owned in this Schedule 13D includes shares of Common Stock issuable upon the exercise of warrants and reflected on an as exercised basis. See Item 1.

Explanatory Note: This Amendment No. 2 amends and supplements the Statement on Schedule 13D (the “Initial Statement”) filed by the reporting persons named in Item 2 thereof (the “Reporting Persons”) on March 1, 2013, as amended on May 22, 2013, relating to the shares of Common Stock, par value $0.001 (the “Common Shares”), of Emerald Oil, Inc. a Montana corporation (the “Issuer”).

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Item 1.	Security and Issuer.

Item 1 of the Initial Statement is hereby amended and replaced with the following:

The principal executive offices of the Issuer are located at 1600 Broadway, Suite 1040, Denver, CO 80202. The total number of Common Shares reported as beneficially owned in this Schedule 13D is 12,993,085 which constitutes approximately 19.9% of the total number of Common Shares outstanding on a pro forma basis as follows. The beneficial ownership reported in this Schedule 13D reflects that at October 17, 2013 there would have been 65,297,104 Common Shares outstanding after giving pro forma effect to the issuance to the Reporting Persons of Common Shares as described herein. The Reporting Persons beneficially own 12,993,085 Common Shares, consisting of (i) 7,878,452 Common Shares which the Reporting Persons will become the record owner of on the Closing Date (as defined below) pursuant to that certain Securities Purchase Agreement, by and among the WDE Emerald Holdings LLC, a Delaware limited liability company (“WD Investor I”), and White Deer Energy FI L.P., a Cayman Islands exempted limited partnership (“WD Investor II” and, together with WD Investor I, the “Investors” and each, an “Investor”) and the Issuer, dated September 23, 2013 (the “September Securities Purchase Agreement”), and (ii) 5,114,633 Common Shares, which are issuable upon exercise of warrants (the “Warrants”) that the Reporting Persons acquired on February 19, 2013.

Each Warrant is coupled, and traded as a unit, with a number of Series B Shares (as defined below) equal to the number of Common Shares purchasable upon exercise of the Warrant. The Warrants and the Series B Shares (as such term is defined below) may not be transferred separately. If and when the Warrant is exercised, the holder of the Warrant will be required to deliver to the Issuer, as part of the payment of the exercise price, a number of Series B Shares equal to the number of shares of Common Shares purchased upon such exercise. The holders of Series B Shares will be entitled to vote in the election of directors and on all other matters submitted to a vote of the holders of Common Shares, with the holders of Series B Shares and the holders of Common Shares voting together as a single class. Each share of Series B Shares will have one vote.

Item 3.	Source and Amount of Funds or Other Consideration.

Item 3 of the Initial Statement is hereby amended and replaced with the following:

Pursuant to the Securities Purchase Agreement, by and among the Investors and the Issuer, dated February 1, 2013, the Investors agreed to buy, and the Issuer agreed to sell, (i) an initial aggregate amount of 500,000 shares of Preferred Stock designated as Series A Perpetual Preferred Stock (the “Series A Shares”), (ii) an initial aggregate amount of 5,114,633 shares of Preferred Stock designated as Series B Voting Preferred Stock (the “Series B Shares”) and (iii) the Warrants.

On February 19, 2013, the Investors acquired the Series A Shares, the Series B Shares and the Warrants (collectively, the “February Purchased Securities”).

The Investors paid the Issuer an aggregate purchase price of $50,000,000 for the February Purchased Securities. The source of the purchase price was capital contributions by the partners of the White Deer Funds (as defined below). When exercised, the source of funds to purchase the Warrants will be from capital contributions by the partners of the White Deer Funds (as defined below).

Pursuant to the May Securities Purchase Agreement, the Investors agreed to buy, and the Issuer agreed to sell, an aggregate amount of 2,785,600 Common Shares (collectively, the “May Purchased Securities”) on a date not later than June 6, 2013 (the “June Closing Date”).

The Investors agreed to pay the Issuer an aggregate purchase price of $16,346,458 for the May Purchased Securities on the June Closing Date. The source of the purchase price will be capital contributions by the partners of the White Deer Funds (as defined below).

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Pursuant to the September Securities Purchase Agreement, the Investors agreed to buy, and the Issuer agreed to sell, an aggregate amount of 5,092,852 Common Shares (collectively, the “September Purchased Securities”) on a date not later than October 23, 2013 (the “October Closing Date”).

The Investors agreed to pay the Issuer an aggregate purchase price of $32,543,324.28 for the September Purchased Securities on or before the October Closing Date. The source of the purchase price will be capital contributions by the partners of the White Deer Funds (as defined below).

Item 4.	Purpose of Transaction.

Item 4 of the Initial Statement is hereby supplemented to include the following:

The Investors will purchase the September Purchased Securities for investment purposes. The description of the Investors plans or proposals in connection with the September Purchased Securities is included in the Initial Statement.

Item 5.	Interest in Securities of the Issuer.

Item 5 of the Initial Statement is hereby amended and replaced with the following:

(a)-(b)	(i)	WD Investor I is deemed to have beneficial ownership of, and on the Closing Date will become the sole record owner of, 12,558,925 Common Shares and currently has beneficial ownership of one Warrant entitling WD Investor I to purchase up to 4,943,729 Common Shares, which in the aggregate (and after the Warrants have been exercised) equals a beneficial ownership of 17,502,654 Common Shares (approximately 19.23%).

	(ii)	WD Investor II is deemed to have beneficial ownership of, and on the Closing Date will become the sole record owner of, 434,160 Common Shares and currently has beneficial ownership of one Warrant entitling WD Investor II to purchase up to 170,904 Common Shares, which in the aggregate (and after the Warrants have been exercised) equals a beneficial ownership of 605,064 Common Shares (approximately 0.67%).

	(iii)	White Deer Energy L.P., a Cayman Islands exempted limited partnership (“White Deer”), does not directly own any Common Shares. By virtue of being a member of WD Investor I, White Deer may be deemed to possess voting and dispositive power with respect to 12,155,567 Common Shares beneficially owned by WD Investor I (approximately 18.62%).

	(iv)	White Deer TE L.P., a Cayman Islands exempted limited partnership (“White Deer TE” and, collectively with White Deer and WD Investor II, the “White Deer Funds”) does not directly own any Common Shares. By virtue of being a member of WD Investor I, White Deer TE may be deemed to possess voting and dispositive power with respect to 403,358 Common Shares beneficially owned by WD Investor I (approximately 0.62%).

	(v)	Edelman & Guill Energy L.P., a Cayman Islands exempted limited partnership (“GP LP”) does not directly own any Common Shares. By virtue of being the general partner of the White Deer Funds, GP LP may be deemed to possess sole voting and dispositive power with respect to the aggregate 12,993,085 Common Shares beneficially owned by the Investors (approximately 19.9%).

	(vi)	Edelman & Guill Energy Ltd., a Cayman Islands corporation (“GP Ltd.”) does not directly own any Shares. By virtue of being the general partner of the GP LP, GP Ltd. may be deemed to possess shared voting and dispositive power with respect to the aggregate 12,993,085 Common Shares beneficially owned by the Investors (approximately 19.9%).

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(c) Other than as described in Item 3, none.

(d) None.

(e) Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

Item 6 of the Initial Statement is hereby supplemented to include the following:

September Securities Purchase Agreement. Pursuant to the September Securities Purchase Agreement, the Investors acquired the right to purchase the September Purchased Securities on the October Closing Date.

Amendment No. 2 to the Registration Rights Agreement. Pursuant to Amendment No. 2 to the Registration Rights Agreement by and among the Investors and the Issuer, the Investors have been granted registration rights with respect to the September Purchased Securities.

Item 7.	Material to be filed as Exhibits.

Item 7 of the Initial Statement is hereby amended and replaced with the following:

Exhibit A —	Joint Filing Agreement, incorporated by reference from the Issuer’s Initial Statement filed on March 1, 2013.

Exhibit B —	Securities Purchase Agreement, dated February 1, 2013, by and among Emerald Oil, Inc., WDE Emerald Holdings LLC and White Deer Energy FI L.P., incorporated by reference from the Issuer’s Current Report on Form 8-K filed on February 6, 2013.

Exhibit C —	May Securities Purchase Agreement, dated May 13, 2013, among Emerald Oil, Inc., WDE Emerald Holdings LLC and White Deer Energy FI L.P., incorporated by reference from the Issuer’s Current Report on Form 8-K filed on May 15, 2013.

Exhibit D —	September Securities Purchase Agreement, dated September 23, 2013, among Emerald Oil, Inc., WDE Emerald Holdings LLC and White Deer Energy FI L.P., incorporated by reference from the Issuer’s Current Report on Form 8-K filed on September 23, 2013.

Exhibit E —	Registration Rights Agreement, dated February 19, 2013, incorporated by reference from Exhibit 10.1 to the Issuer’s Current Report on Form 8-K filed on February 19, 2013.

Exhibit F —	Amendment No. 1 to the Registration Rights Agreement, dated February 19, 2013, incorporated by reference from Annex A of Exhibit 10.1 to the Issuer’s Current Report on Form 8-K filed on May 15, 2013.

Exhibit G —	Amendment No. 2 to the Registration Rights Agreement, dated February 19, 2013, incorporated by reference from Annex A of Exhibit 10.1 to the Issuer’s Current Report on Form 8-K filed on September 23, 2013.

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SIGNATURES

After reasonable inquiry and to the best of each of the undersigned’s knowledge and belief, each of the undersigned certifies that the information set forth in this Schedule 13D is true, complete and correct.

Date: October 17, 2013

WDE EMERALD HOLDINGS LLC

By:	/s/ Thomas J. Edelman
Name: Thomas J. Edelman
Title: President

WHITE DEER ENERGY FI L.P.

By:	Edelman & Guill Energy L.P., its general partner

By:	Edelman & Guill Energy Ltd., its general partner

By:	/s/ Thomas J. Edelman
Name: Thomas J. Edelman
Title: Director

WHITE DEER ENERGY L.P.

By:	Edelman & Guill Energy L.P., its general partner

By:	Edelman & Guill Energy Ltd., its general partner

By:	/s/ Thomas J. Edelman
Name: Thomas J. Edelman
Title: Director

Signature Page-1

WHITE DEER ENERGY TE L.P.

By:	Edelman & Guill Energy L.P., its general partner

By:	Edelman & Guill Energy Ltd., its general partner

By:	/s/ Thomas J. Edelman
Name: Thomas J. Edelman
Title: Director

EDELMAN & GUILL ENERGY L.P.

By:	Edelman & Guill Energy Ltd., its general partner

By:	/s/ Thomas J. Edelman
Name: Thomas J. Edelman
Title: Director

EDELMAN & GUILL ENERGY LTD.

By:	/s/ Thomas J. Edelman
Name: Thomas J. Edelman
Title: Director

Signature Page-2